SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

INTRODUCTION & BACKGROUND

This management’s discussion and analysis dated as of March 30, 2026 (this “MD&A”) of the financial condition and results of operations of Sigma Lithium Corporation (“Sigma”, “Sigma Lithium” or the “Company”) constitutes management’s review of the key factors that affected the Company’s financial and operating performance for the twelve-months ended December 31, 2025. Unless inconsistent with the context, references in this MD&A to “Sigma”, “Sigma Lithium” or the “Company” are references to Sigma Lithium Corporation and its subsidiaries.

This MD&A should be read in conjunction with the audited annual financial statements of the Company for the years ended December 31, 2025 and 2024 together with the notes thereto. Results are reported in United States dollars, unless otherwise noted.

The Company’s financial statements and the financial information contained in this MD&A were prepared in accordance with IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (“IFRIC”).

The Company’s office address is 181, Bay Street, Suite 4400, Toronto, Ontario, M5J 2T3, Canada. The Company’s common shares (“Common Shares”) trade under the symbol “SGML” in the United States on Nasdaq and in Canada on the TSX Venture Exchange (“TSXV”). Additionally, Brazilian Depositary Receipts (“BDRs”) trade under the symbol “S2GM34” in Brazil on the B3 exchange.

Further information about the Company and its operations, including the financial statements referred to above and the Company’s annual information form, is available on the Company’s website at www.sigmalithiumcorp.com, at www.sedarplus.ca (SEDAR) and at www.sec.gov (EDGAR).

The information herein should be read in conjunction with the technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, dated March 31, 2025, with an effective date of January 15, 2025, (the “Technical Report”), for resource and reserve estimates. The Technical Report is compliant with the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).

The Technical Report includes information about the Company’s wholly-owned Grota do Cirilo lithium operations (the “Operations”) in Brazil, such as: (i) the mineral reserve and resource estimates for the Xuxa deposit (“Phase 1”), the Barreiro deposit (“Phase 2”) and the Nezinho do Chicão deposit (“Phase 3” and together with Phase 2, "Phase 2 & 3”); (ii) the results of the updated feasibility study on Phase 1 (the “Phase 1 FS”); and (iii) the results of the preliminary feasibility study on Phase 2 and 3 (the “Phase 2 and 3 PFS”).

On January 1, 2025, the Company elected to change its presentation currency from Canadian dollars (“CAD”) to United States dollars (“US$”). This change was made to better reflect the Company’s business operations and to enhance the comparability of its financial results with those of other publicly traded companies in the mining industry. The change in presentation currency has been applied retrospectively, and comparative financial information has been restated, such as US$ has always been the Company’s presentation currency, in accordance with IAS 21 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

The figures in this MD&A presented in United States dollars are referred herein as “$”, “US$” or “USD” and the figures presented in Brazilian Reais are denoted as "R$".

Readers should refer to, and carefully consider, the sections below titled “Financial Risk Factors”, “Cautionary Note Regarding Forward-Looking Information” and “Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates”.

OUR BUSINESS

Sigma Lithium is a commercial producer of high purity, environmentally sustainable, lithium oxide concentrate. The Company’s existing operations represent one of the largest hard rock lithium mining and beneficiation complexes in the world. Sigma Lithium´s operations are located in the municipalities of Araçuaí and Itinga in the northeastern part of the state of Minas Gerais, Brazil. The Company owns 100% of assets indirectly through its wholly-owned subsidiary Sigma Mineração S.A. (“Sigma Brazil”), which include operating assets and a leasehold area comprised of 29 mineral rights (which include mining concessions, applications for mining concessions, exploration authorizations and applications for mineral exploration authorizations) spread over 185 km2, located within a broader 19,000-hectare land package held by Sigma Brazil (containing the Grota do Cirilo, Sao José, Genipapo and Santa Clara properties).

| 1

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Sigma Lithium’s operations are vertically integrated, with the Company’s mine supplying spodumene bearing material to its lithium production and processing plant (the “Greentech Plant”). The Greentech Plant is designed and operated to produce a high purity lithium oxide concentrate (“Green Lithium”) in an environmentally friendly way through a fully automated and digital dense medium separation (“DMS”) technology process, engineered to the specifications of the Company’s customers in the rapidly expanding lithium-ion battery supply chain for electric vehicles (“EVs”) and energy storage systems.

Sigma Lithium is taking a phased approach to a planned expansion of its operations. Phase 1 production at its mine and Greentech Plant commenced in April 2023. At a production capacity of 270,000 tonnes per annum of 5% lithium oxide concentrate, Phase 1 has positioned the Company as a globally relevant, Tier-1 lithium oxide concentrate producer. Sigma Lithium issued a Final Investment Decision (“FID”) on its Phase 2 project on April 1, 2024. Phase 2 would take consolidated capacity to 520,000 tonnes per annum of 5% lithium oxide concentrate. The existing infrastructure built with the Phase 1 mine and Greentech Plant is expected to support two additional production lines, with each of the two planned phases of expansion designed to follow a similar flowsheet as demonstrated in Phase 1.

The Sigma Lithium Greentech Plant also produces tailings that consist of a low-grade, high-purity, zero-chemical, hyperfine by-product (“Green By-Products”) with approximately 1.0% lithium oxide (“Li2O”) content. Provided lithium market conditions are favorable, these Green By-Products can be sold either as high purity lithium fines or as an input for different industries. In addition, from time to time, the Company may commercialize intermediate lithium oxide concentrate products with lithium oxide content between 1% and 5%. The sales strengthen Sigma’s ESG-centric approach, as they result in a “zero tailings” environmental sustainability strategy, minimizing the environmental footprint of tailings storage with a positive ecosystem impact, while also generating an additional revenue stream for the Company.

Since its inception in 2012, the Sigma Lithium’s mission has emphasized environmental, social, and governance (“ESG”) practices to support sustainable development. The Company is actively engaged in social programs that promote sustainable development and inclusion.

FINANCIAL HIGHLIGHTS

For the three-month period ended on December 31, 2025, the Company notes the following financial highlights:

▪	Net sales revenue of $16.9 million, primarily from final price adjustments of products sold during 2025.
▪	Reduction in short term export prepayment trade finance lines of 35%.

OPERATIONAL HIGHLIGHTS

Table 1: Summary of Key Phase 1 Operating Metrics (for the three-month period ended in):

Key Operating Metrics	Unit	Dec 25	Sep 25	Jun 25	Mar 25	Dec 24	Sep 24	Jun 24	Mar 24
Production
Lithium oxide concentrate production	(kt)(1)	3.0	44.0	68.4	68.3	77.0	60.2	49.4	54.2
Sales
Lithium oxide concentrate	(kt)(1)	0.0	48.6	40.3	61.6	73.9	57.5	52.6	52.9
Grade of lithium oxide concentrate shipped	(%)	N.A.	5.2%	5.2%	5.0%	5.2%	5.2%	5.5%	5.4%
Net sales revenue (2)	($ million)	16.9	28.5	16.9	47.7	47.3	20.9	45.9	37.2
(1) kt (thousands of tons) (2) In the three months ending December 31, 2025, net sales revenue comprised of positive final adjustments on provisionally prices sales and shipping service revenue.

| 2

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Mining Operations Update

As of the date of this MD&A, the Company reports the following highlights and advancements in its mining activities:

▪	In 2025, a decision was taken to restructure mining operations to increase capacity and improve efficiency by moving to using larger equipment, such as trucks and excavators, and bringing mining operations in-house instead of using a mining contractor.
▪	In view of the above, the medium and long-term mine plans are being reviewed.
▪	The restructuring required a pause in mining operations. In the three months ending December 31, 2025, no Run of Mine (“ROM”) ore was delivered to the Greentech Industrial Plant. Mine operations underwent a demobilization started at the beginning of October 2025 and a remobilization begun at the end of January 2026.
▪	The multi-pit and phase mine plan continued to evolve, confirming strong synergies between Phases 1, 2, and 3, as outlined in the FY2024 MD&A.

Greentech Industrial Plant Update

During the three months ended December 31, 2025, Sigma Lithium’s Greentech Industrial Plant operated reprocessing tailings, which were upgraded from an approximate 1% lithium oxide content to products with higher lithium content. Production of lithium oxide intermediate products totaled 3,000 tonnes.

Phase 2 Development Progress

During the three months ended December 31, 2025, Sigma Lithium’s focus remained on mine development, aiming to allow the existing pit to feed both Phase 1 and Phase 2 Greentech Processing Plants for a period of 6 months starting from the beginning of the ramp-up of Phase 2 operations.

The Phase 2 expansion remains a transformative opportunity for the Company, with expected additional production capacity of 250,000 tonnes per annum of 5% lithium oxide concentrate. Together with Phase 1, this would bring the total annual production capacity at Grota do Cirilo to 520,000 tonnes of 5% lithium oxide concentrate.

The Company continues to leverage the synergies and learnings from Phase 1 to enhance the efficiency and sustainability of Phase 2 implementation. The aim is for long lead items to be ordered in the second quarter of 2026 and construction to commence in the second half of 2026.

Table 2: Uses of Cash Analysis for Phase 2 Construction

Capex (000 USD)	Phase 1 (actual)	Phase 2 (budget)
Mine	7,337	-
Industrial site construction	16,600	16,454
Industrial plant	64,357	62,128
Environmental	11,775	10,961
R&D engineering design	17,222	5,029
Construction management	9,028	6,398
(=) Construction capex (*)	126,319	100,970
Construction addition	-	6,536
(=) Total construction capex	126,319	107,506
Others	5,584	(149)
(=) Total capex	131,903	107,357

Licensing Updates

On December 21, 2024, Sigma Lithium obtained the Preliminary License, the Installation License, and the Operating License (“LP", “LI” and “LO”, respectively) for its Phase 2 – Barreiro mine. Once again, the approval was unanimous by the State Environmental Policy Council (“COPAM”), the board responsible for voting and awarding environmental licenses in the State of Minas Gerais, including the votes of non-governmental organizations representatives. This milestone enables Sigma Lithium to expand its mineral lithium production capacity to up to 5.5 million tonnes per year.

| 3

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

On January 31, 2024, Sigma Lithium was awarded its LP, LI and LO to install and operate its second Greentech Plant by the State of Minas Gerais. The Company, once again, received unanimous approval from all members of the COPAM, including the vote of the board members representing the NGOs.  The obtainment of the LP, LI and LO for its second Greentech Plant allows the Company to further expand its industrial beneficiation and processing capacity of lithium minerals to up to a total of 3.7 million tonnes per year.

ESG & SUSTAINABILITY HIGHLIGHTS

Sigma Lithium is committed to leading the way in socially and environmentally sustainable lithium. The Company’s approach to sustainability reflects not only the Company´s regulatory obligations, but also the evolving expectations of the Sigma Lithium’s stakeholders, including customers, investors, local communities, employees, and public institutions.

Health & Safety

In the twelve months to December 31, 2025, the Company recorded a total injury frequency rate (TRIFR - or number of injuries, excluding fatalities, requiring medical treatment per million hours worked) of 1.60. As of December 31, 2025, Sigma Lithium completed 879 consecutive days without a Lost Time Injury (LTI).

Environmental Programs

Sigma Lithium’s production process is designed to maximize sustainability and minimize environmental impacts, with zero tailings waste, zero use of hazardous chemicals, 100% water recycling and the use of 100% renewable electricity. The Company runs several environmental programs. Sigma Lithium’s Environmental Impact Reports (“RIMA” and “EIA”) and Environmental Control Plan (“Plano de Controle Ambiental”) are available on the Company’s website.

Key Environmental Programs:

Land use and biodiversity management

▪	Conservation of Permanent Preservation Areas (APP) and Legal Reserves
▪	Flora and Fauna Rescue Program
▪	Degraded Area Recovery Program

Control of pollution and waste

▪	Water Quality Monitoring
▪	Air Quality Preservation
▪	Noise and Vibration Control

Social Programs

Sigma Lithium runs several community outreach programs. These programs include holding monthly meetings with local communities and other structured initiatives.

The Company also runs several voluntary social programs, which are outlined below.

“Fundo Dona de Mim” Microcredit Program

The Fundo Dona de Mim microcredit program was launched in partnership with Brazil´s most prominent support organization for women, Grupo Mulheres do Brasil, with the aim of promoting female entrepreneurship in Sigma Lithium’s local communities. The program has benefited local women with small businesses in the areas of food, crafts, clothing and services.

| 4

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Zero Drought Program

Under this program, Sigma Lithium has built small rainwater capture structures in the local municipalities of Araçuaí and Itinga, benefiting small-scale farmers. The reservoirs store water for the irrigation of crops during periods of drought.

Water for All Program

Sigma Lithium provides drinking water to households in the company’s local communities through a partnership with the municipalities of Araçuaí and Itinga. Sigma Lithium donated water tanks and funds water deliveries by truck from the local water utilities, COPANOR and COPASA, supplying the local communities on a regular basis.

Education that Transforms Program

Sigma Lithium has several initiatives dedicated to the education of children, adolescents and adults in the municipalities of Araçuaí and Itinga. The Company facilitated the renovation and expansion of three municipal public schools and has ongoing educational programs, including a course for post-basic education for adults, classes on environmental awareness and several initiatives in cultural and sports education through partnerships with the local groups Popular Center for Culture and Development (CPCD), the Bruta Flor Sociocultural Institute and the Escrava Feliciana Cultural Center.

Corporate Governance

▪	On January 13, 2026, Mr. Eugenio de Zagottis stepped down from his position on the Board for personal reasons and, on the same date, Ms. Katia Abreu joined the Board.
▪	The current composition of the Company’s internal committees is as follows:
-	Audit, Finance and Risk Committee (formerly named Audit Committee): comprised of Junaid Jafar (Chair), Alexandre Rodrigues Cabral and Katia Abreu, so as to be comprised entirely of Independent Directors.
-	People & Governance Committee (formerly named Corporate Governance, Nomination and Compensation Committee): comprised of Marcelo Paiva (Chair), Katia Abreu and Junaid Jafar.
-	ESG Committee: comprised of Alexandre Rodrigues Cabral (Chair), Ana Cristina Cabral, and Maria José Gazzi Salum.
-	Technical Committee: comprised of Alexandre Rodrigues Cabral (Co-Chair), Vicente Lobo (Co-Chair), Ana Cristina Cabral and Marcelo Paiva.

SELECTED FINANCIAL INFORMATION

Quarterly Information				2025				2024[1]
(in $ millions)	Dec 25	Sep 25	Jun 25	Mar 25	Dec 24	Sep 24	Jun 24	Mar 24
Cash and cash equivalents	6.2	6.1	15.1	31.1	45.9	65.6	75.3	108.2
Total assets	293.7	342.8	336.2	348.3	327.1	368.9	414.1	429.6
Property, plant & equipment	161.4	171.4	161.6	152.5	141.0	166.5	163.1	175.0
Loans and export prepayment	140.5	161.9	167.0	168.7	173.6	181.2	219.5	201.5
Net sales revenue	16.9	28.5	16.9	47.7	47.3	20.9	45.9	37.2
Cost of goods sold	(3.4)	(30.1)	(23.5)	(34.2)	(32.0)	(29.2)	(29.8)	(28.6)
Expenses	(27.1)	(10.1)	(12.2)	(3.8)	(36.8)	(15.7)	(29.1)	(16.1)
Income tax and social contribution	(10.9)	0.1	-	(5.0)	13.0	(1.1)	2.2	0.5
Net (loss) / income for the period	(24.5)	(11.6)	(18.8)	4.7	(8.5)	(25.1)	(10.8)	(7.0)

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Q4 2025 Net loss of $24.5 million for the three-month period ended December 31, 2025, derived from net revenues of $16.9 million ($14.4 million in final adjustments on previously provisionally priced sales and $2.5 million in shipping service revenues), offset by $3.4 million in cost of goods sold, $27.1 million in expenses and $10.9 million in income tax and social contribution.

| 5

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Q3 2025 Net loss of $11.6 million for the three-month period ended September 30, 2025, derived from $30.4 million in gross sales revenue and $1.0 million in shipping services, offset by $2.9 million in provisional pricing adjustment, and $30.1 million in cost of goods sold and distribution costs.

Q2 2025 Net loss of $18.8 million for the three-month period ended June 30, 2025, derived from $21.1 million in gross sales revenue and $1.2 million in shipping services, offset by $5.4 million in provisional pricing adjustment, and $23.5 million in cost of goods sold and distribution costs.

Q1 2025 Net income of $4.7 million during the three-month period ended March 31, 2025, consisted of a gross profit of $13.5 million, obtained from $47.7 million in net sales revenue and $34.2 million in cost of goods sold and distribution costs.

Q4 2024 Net loss of $8.5 million during the three-month period ended December 31, 2024, consisted of a gross profit of $15.3 million, obtained from $47.3 million in net sales revenue and $32.1 million in cost of goods sold and distribution costs.

Q3 2024 Net loss of $25.1 million during the three-month period ended September 30, 2024, consisted of net sales revenue $20.9 million as a result of provisional price adjustment due to the decrease in average prices realized during the period and $29.2 million in cost of goods sold and distribution costs.

Q2 2024 Net loss of $10.8 million during the three-month period ended June 30, 2024, consisted of a gross profit of $16.2 million, obtained from $45.9 million in net sales revenue and $29.8 million in cost of goods sold and distribution costs.

Q1 2024 Net loss of $7.0 million during the three-month period ended March 31, 2024, consisted of a gross profit of $8.6 million, obtained from $37.2 million in net sales revenue and $28.6 million in cost of goods sold and distribution costs.

Selected consolidated financial information is as follows:

Results of Operations

Three-Month Period Ended December 31, 2025 compared to Three-Month Period Ended December 31, 2024

The following table shows selected financial information for the three-month period ended December 31, 2025, and 2024:

	For the three months ended
(in $ 000s)	Dec 25	Dec 24(1)	Change	%
Net sales revenue	16,902	47,336	(30,434)	(64.3%)
Cost of goods sold	(3,395)	(32,078)	28,683	(89.4%)
Sales expenses	(268)	(1,167)	899	(77.0%)
General and administrative expenses	(3,718)	(4,200)	482	(11.5%)
Other operating expenses, net	(11,042)	(2,067)	(8,975)	434.2%
Stock-based compensation	(108)	(2,525)	2,417	(95.7%)
Financial expenses, net	(11,944)	(26,840)	14,896	(55.5%)
Income tax and social contribution	(10,906)	12,999	(23,905)	(183.9%)
Net loss for the period	(24,479)	(8,542)	(15,937)

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

The net loss for the three-month period ended December 31, 2025, compared to the three-month period ended December 31, 2024, is primarily attributable to:

| 6

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Net sales revenue

	For the three months ended
(in $ 000s)	Dec 25	Dec 24(1)	Change
Gross sales revenue – lithium oxide concentrate (2)	-	55,359	(55,359)
Shipping services	2,486	2,386	100
Provisional price adjustments	14,416	(10,409)	24,825
Net sales revenue	16,902	47,336	(30,434)

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

(2) Gross sales revenue is reported on an FOB basis.

▪	For the three months ended December 31, 2025, Sigma Lithium reported net revenues of $16.9 million due to positive product final price adjustments shipping service revenues. The Company made no sales of lithium oxide concentrate due to a lack of product availability, which resulted from the pause in mine operations during a restructuring, as described above.

Expenses by category

The following table summarizes the Company’s expenses by category for the three-month periods ended December 31, 2025, and 2024.

(a)	Cost of goods sold
	For the three months ended
(in $ 000s)	Dec 25	Dec 24(1)	Change
Direct Industrial processing and mine cost	-	(17,925)	17,925
Transportation	(2,869)	(5,515)	2,646
Royalties (2)	(526)	(2,224)	1,698
Other	-	(1,993)	1,993
Depletion / Depreciation	-	(4,421)	4,421
Cost of goods sold total	(3,395)	(32,078)	28,683

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

(2) Applicable Royalties:

i.) 2.0% ‘Compensação Financeira pela Exploração de Recursos Minerais’ (CFEM), a royalty on mineral production levied by the Brazilian government, payable on the price of minerals extracted from the Lithium Properties.

ii.) A royalty (currently held by LRC LP I, an unrelated party) of 1% of Net Revenues from sales of minerals extracted from the Lithium Properties.

iii.) Brazilian law requires paying landowner’s royalties equal to 50% of the Financial Compensation for the Exploration of Mineral Resources (CFEM).

(b)	Sales, general and administrative expenses
	For the three months ended
(in $ 000s)	Dec 25	Dec 24(1)	Change
Salaries and benefits	(2,321)	(2,305)	(16)
Legal	(619)	(686)	67
Public company expenses	(680)	(802)	122
Other	(342)	(1,559)	1,217
Depletion / Depreciation	(24)	(15)	(9)
Sales, general and administrative expenses total	(3,986)	(5,367)	1,381

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

▪	For the three months ended December 31, 2025, the Company reported cost of goods sold of $3.4 million attributable primarily to transportation expenses related to previously sold products and royalties, which are revenue-linked.

General and administrative expenses were $4.0 million compared to $5.4 million in the same period of 2024. The decline was due to a sharp reduction in services expenditures and by gains in corporate efficiency.

| 7

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Other operating expenses, net

	For the three months ended
(in $ 000s)	Dec 25	Dec 24(1)	Change
Idle capacity - industrial plant	(6,060)	-	(6,060)
Depreciation	(1,952)	-	(1,952)
Accrual for contingencies	(1,510)	(58)	(1,452)
Environmental and social expenses	(651)	(388)	(263)
Others	(869)	(1,621)	752
Other operating expenses, net	(11,042)	(2,067)	(8,975)

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

▪	For the three-month period ended December 31, 2025, net other operating expenses totaled $11.0 million compared to $2.1 million in the same period of 2024, representing an increase of $9.0 million.
▪	The increase was primarily attributable to the recognition of $8.0 million in expenses related to operational idle capacity and related depreciation at the Company’s industrial plant, which operated below full capacity due to the abovementioned pause in mining operations.

Stock-based compensation

▪	For the three-month period ended December 31, 2025, stock-based compensation expenses declined to $0.1 million from $2.5 million in the same period in 2024, primarily due to lower grants made during the period and the transfer of stock-based compensation costs for certain operational employees to operating costs.

Financial expenses, net

	For the three months ended
(in $ 000s)	Dec 25	Dec 24(1)	Change
Financial income	(12)	1,172	(1,184)

Financial expenses
Interest accrued on loans and export prepayment	(5,503)	(5,172)	(331)
Contractual penalty fee	(729)	(4,898)	4,169
Other expenses	(948)	(2,804)	1,856
Total financial expenses	(7,180)	(12,874)	5,694

Foreign exchange variation on net assets	(4,752)	(15,138)	10,386
Financial (expenses) income, net	(11,944)	(26,840)	14,896

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars, as mentioned in “Introduction & Background” section.

▪	For the three-month period ended December 31, 2025, net financial expenses totaled $11.9 million compared to $26.8 million in the same period of 2024, representing a favorable variance of $14.9 million.
▪	The improvement was primarily attributable to a substantial decline in foreign exchange losses on net assets at $4.7 million compared with $15.1 million in the prior-year period, reflecting the appreciation of the Brazilian Reais against the U.S. dollar; and the lower contractual penalties recognized in the same period of 2024.
▪	Financial income decreased to $0.01 million, compared to a gain of $1.2 million in the prior year due to the impact of certain taxes applied to financial income.

Income tax and social contribution

For the three-month period ended December 31, 2025, income tax and social contribution increased by $23.9 million to an expense of $10.9 million compared to an income of $13.0 million for the same period in 2024 primarily due to a lower rate applicable to deferred taxes on unrealized foreign exchange gains and a reversal in deferred tax assets related to tax loss carryforwards.

| 8

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Year Ended December 31, 2025 compared to Year Ended December 31, 2024

The following table shows selected financial information for the year ended December 31, 2025, and 2024:

Results of Operations	For the twelve months ended
(in $ 000s)	Dec 25	Dec 24(1)	Change	%
Net sales revenue	110,012	151,352	(41,340)	(27.3%)
Cost of goods sold	(91,590)	(119,718)	28,128	(23.5%)
Sales expenses	(845)	(2,796)	1,951	(69.8%)
General and administrative expenses	(17,337)	(18,418)	1,081	(5.9%)
Other operating expenses, net	(22,462)	(7,398)	(15,064)	203.6%
Stock-based compensation	(1,840)	(8,102)	6,262	(77.3%)
Financial expenses, net	(10,320)	(60,951)	50,631	(83.1%)
Income tax and social contribution	(15,803)	14,635	(30,438)	(208.0%)
Net loss for the period	(50,185)	(51,396)	1,211

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

The net loss for the year ended December 31, 2025, compared to the year ended December 31, 2024, is primarily attributable to:

Net sales revenue

	For the twelve months ended
(in $ 000s)	Dec 25	Dec 24(1)	Change
Gross sales revenue – lithium oxide concentrate (2)	96,101	193,229	(97,128)
Shipping services	9,744	4,962	4,782
Provisional price adjustment	4,167	(46,839)	51,006
Net sales revenue	110,012	151,352	(41,340)

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

(2)  Gross sales revenue is reported on an FOB basis. On a CIF basis, gross sales revenue amounted to $105,845 for the twelve-month period ended December 31, 2025.

▪	For the twelve-month period ended December 31, 2025, gross sales revenue from lithium oxide concentrate totaled $96.1 million versus $193.2 million in the prior year. The decrease reflects a reduction in sales volumes (150.5 kt versus 236.9 kt) due to the abovementioned pause in mining operations for a restructuring from the beginning of September 2025 to the end of December 2025, which resulted in lower availability of product for sale. Gross sales revenue was also negatively impacted by a decline in average realized price to approximately $661 per tonne from $850 per tonne in the same period of 2024 due to lithium market weakness.
▪	Provisional price adjustments contributed a positive $4.2 million compared to a negative $46.8 million in the twelve-month period ended December 31, 2024, resulting from a recovery in lithium prices towards the end of 2025, which enabled the closing of provisionally priced contracts with net positive rather than net negative adjustments.
▪	Shipping services revenue was $9.7 million compared to $5.0 million in the prior-year period. The main reason for this increase was a change in the terms of sales for certain contracts so that Sigma Lithium assumed a greater share of shipping service expenses, which were later reimbursed.
▪	Net sales revenue was $110.0 million compared to $151.4 million in the same period of 2024, representing a decrease of $41.3 million.

Expenses by category

The following table summarizes the Company’s expenses by category for the twelve-month period ended December 31, 2025, and 2024.

| 9

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

(a)	Cost of goods sold

	For the twelve months ended
(in $ 000s)	Dec 25	Dec 24(1)	Change
Direct Industrial processing and mine cost	(55,428)	(75,026)	19,598
Transportation	(17,756)	(16,923)	(833)
Royalties(2)	(3,692)	(5,313)	1,621
Other	(6,430)	(8,775)	2,345
Depletion / Depreciation	(8,284)	(13,681)	5,397
Cost of goods sold total	(91,590)	(119,718)	28,128

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

(2) Applicable Royalties:

i.) 2.0% ‘Compensação Financeira pela Exploração de Recursos Minerais’ (CFEM), a royalty on mineral production levied by the Brazilian government, payable on the price of minerals extracted from the Lithium Properties.

ii.) A royalty (currently held by LRC LP I, an unrelated party) of 1% of Net Revenues from sales of minerals extracted from the Lithium Properties.

iii.) Brazilian law requires paying landowner’s royalties equal to 50% of the Financial Compensation for the Exploration of Mineral Resources (CFEM).

(b)	Sales, general and administrative expenses

	For the twelve months ended
(in $ 000s)	Dec 25	Dec 24(1)	Change
Salaries and benefits	(9,496)	(9,701)	205
Legal	(4,270)	(3,023)	(1,247)
Public company expenses	(2,813)	(4,093)	1,280
Other	(1,507)	(4,317)	2,810
Depletion / Depreciation	(96)	(80)	(16)
Sales, general and administrative expenses, total	(18,182)	(21,214)	3,032

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

▪	For the twelve-month period ended December 31, 2025, cost of goods sold totaled $91.6 million compared to $119.7 million in the same period of 2024, primarily due to a reduction in sales volume (150.5 kt versus 236.9 kt), due to the abovementioned pause in mining operations.

▪	General and administrative expenses were $18.2 million compared to $21.2 million in the same period of 2024, reflecting a reduction in public company and other expenses.

Other operating expenses, net

	For the twelve months ended
(in $ 000s)	Dec 25	Dec 24(1)	Change
Provision for expected inventory losses	(7,945)	-	(7,945)
Idle capacity - industrial plant	(6,060)	-	(6,060)
Environmental and social expenses	(2,635)	(2,540)	(95)
Depreciation	(1,975)	-	(1,975)
Accrual for contingencies	(1,607)	(1,949)	342
Taxes and fees	(666)	(984)	318
Others	(1,574)	(1,925)	351
Other operating income (expenses), total	(22,462)	(7,398)	(15,064)

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

▪	For the twelve-month period ended December 31, 2025, other operating expenses were $22.5 million compared to $7.4 million in the same period of 2024, representing an increase of $15.0 million.
▪	The increase was primarily attributable to the recognition of a $7.9 million provision for expected inventory losses following a review of the recoverability of inventories and a $8.0 million expense related to operational idle capacity and related depreciation at the Company’s industrial plant, which operated below full capacity due to the abovementioned pause in mining operations.

Stock-based compensation

▪	For the twelve-month period ended December 31, 2025, stock-based compensation expenses decreased to $1.8 million compared to $8.1 million for the same period in 2024 primarily due to lower grants made during the period and the transfer of stock-based compensation costs for certain operational employees to operating costs.

| 10

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Financial expenses, net

	For the twelve months ended
(in $ 000s)	Dec 25	Dec 24(1)	Change
Financial income	2,226	3,883	(1,657)

Financial expenses
Interest accrued on loans and export prepayment	(20,204)	(20,954)	750
Contractual penalty fee	(987)	(4,898)	3,911
Other expenses	(5,007)	(6,374)	1,169
Total financial expenses	(26,198)	(32,028)	5,830

Foreign exchange variation on net assets	13,652	(32,806)	46,458
Financial expenses, net	(10,320)	(60,951)	50,631

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

▪	For the twelve-month period ended December 31, 2025, net financial expense totaled $10.3 million compared to $60.9 million in the same period of 2024, representing a favorable variance of $50.6 million.
▪	The improvement was primarily attributable to foreign exchange variation on net assets, which resulted in a gain of $13.7 million compared to a loss of $32.8 million in the prior-year period, reflecting the appreciation of the Brazilian real against the U.S. dollar; and the lower contractual penalties recognized in the same period of 2024.
▪	Financial income decreased to $2.2 million from $3.9 million primarily driven by lower short-term investments.

Income tax and social contribution

For the twelve-month period ended December 31, 2025, income tax and social contribution increased by $30.4 million to an expense of $15.8 million compared to an income of $14.6 million for the same period in 2024 primarily due to a lower rate applicable to deferred taxes on unrealized foreign exchange gains and a reversal in deferred tax assets related to tax loss carryforwards.

Non-GAAP Measure

Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”)

EBITDA is a non-GAAP measure, which is calculated using the net loss for the period and excluding the amounts charged as (i) depreciation and depletion, (ii) financial expenses and (iii) income taxes.

Adjusted EBITDA is meaningful for the stakeholders, since the Company can demonstrate the effective EBITDA, considering the stock-based compensation impact on net loss. Since this item is non-cash, the reconciliation below is necessary and relevant for understanding the Company´s EBITDA measurement, as shown below:

	For the three months ended		For the twelve months ended
	Dec 25	Dec 24(2)	Dec 25	Dec 24(2)
Net loss for the period	(24,479)	(8,542)	(50,185)	(51,396)
(+) Depreciation and depletion	1,976	4,436	10,355	13,761
(+) Financial expenses, net	11,945	26,839	10,320	60,951
(+) Income taxes	10,906	(12,999)	15,803	(14,635)
EBITDA	348	9,734	(13,707)	8,681
(+) Stock-based compensation	(195)	2,525	2,014	8,102
Adjusted EBITDA	153	12,259	(11,693)	16,783

Net loss for the period (%)(1)	(144.8%)	(18.0%)	(45.6%)	(34.0%)
EBITDA (%)(1)	2.1%	20.6%	(12.5%)	5.7%
Adjusted EBITDA (%)(1)	0.9%	25.9%	(10.6%)	11.1%

(1) Adjusted EBITDA over net revenue of $16,902 for the three-month period ended December 31, 2025, $47,336 for the same period in 2024, $110,012 for the twelve-month period ended December 31, 2025 and $151,352 for the same period in 2024;

(2) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

| 11

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Liquidity and Capital Resources

Cash Flow Highlights	For the three months ended		For the twelve months ended
(in $000s)	Dec 25	Dec 24(1)	Dec 25	Dec 24(1)
Cash provided by (used in) operating activities	9,011	(8,501)	2,445	(18,298)
Cash used in investing activities	(3,604)	(4,365)	(11,965)	(23,601)
Cash provided by (used in) financing activities	(5,122)	(760)	(33,310)	53,656
Effect of foreign exchange on cash	(179)	(6,050)	3,126	(14,423)
Change in cash and cash equivalents	106	(19,676)	(39,704)	(2,666)
Cash & cash equivalents – beginning of period	6,108	65,594	45,918	48,584
Cash & cash equivalents – end of period	6,214	45,918	6,214	45,918

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Liquidity Outlook

Cash provided by operating activities	For the three months ended		For the twelve months ended
(in $000s)	Dec 25	Dec 24(1)	Dec 25	Dec 24(1)
Cash received from customers	35,198	44,039	120,204	140,536
Cash used in operating costs	(9,985)	(39,639)	(98,627)	(127,289)
Cash used in payment of interest	(16,202)	(12,901)	(19,132)	(31,545)
Cash provided by operating activities	9,011	(8,501)	2,445	(18,298)

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

As of December 31, 2025, the Company’s cash and cash equivalents totaled $6.2 million, representing an 86.5% decrease from $45.9 million as of December 31, 2024, primarily driven by the deleveraging of trade finance lines.

Short-term export prepayment trade finance was reduced by $36.0 million to $24.1 million as of December 31, 2025. The total amount of short and long-term debt was $140.5 million as of December 31, 2025.

Operating Activities

For the twelve-month period ended December 31, 2025, cash provided by operating activities was $2.4 million compared to cash used in operating activities of $18.3 million for the same period in 2024, the decrease is mainly due to:

▪	Net loss declined to $50.2 million from $51.4 million for the same period in 2024;

▪	A positive impact of trade accounts receivable at $11.9 million compared with $4.2 million in the same period in 2024;

▪	Inventories increased to $7.7 million from $6.4 million in the same period in 2024, primarily due to the reduction in sales volumes recorded in the last quarter of 2025;

▪	Advance to suppliers decreased to $7.6 million compared with an increase of $6.5 million in the same period in 2024, mainly due to the receipt of services and materials paid in advance;

▪	Suppliers increased by $7.1 million compared with a decline of $3.7 million in the same period in 2024, due to $4.3 million in exchange rate variation from the appreciation of the Brazilian Real against the US Dollar the purchase of materials, equipment, and services in the normal course of business; and

▪	Lower interest payments on loans and leases totaling $19.1 million (comprising $6.4 million related to export prepayment trade finance, $11.2 million to long-term export prepayment agreements and $1.5 million related to financing agreements with BDMG) compared to $31.5 million in the same period of 2024 (comprising $6.2 million related to export prepayment agreements, $0.8 million to BDMG financing agreements, and $24.5 million to long-term export prepayment agreements).

| 12

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Investing Activities

For the twelve-month period ended December 31, 2025, the cash used in investing activities was $12.0 million compared to $23.6 million in the same period of 2024, a decrease primarily due to $9.0 million in lower additions to geological expenditures and property, plant and equipment, and $2.6 million in advances for land acquisition.

Financing Activities

For the twelve-month period ended December 31, 2025, cash used in financing activities was $33.3 million compared to cash provided by financing activities of $53.7 million in the same period of 2024, primarily due to a decline in export prepayment trade finance lines of credit raised of $120.1 million, partially offset by a fall in the amortization of export prepayment trade finance lines of $27.8 million.

Operations and liquidity

These financial statements have been prepared on a going concern basis in accordance with IFRS Accounting Standards. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

As of December 31, 2025, the Company reported negative working capital of $151,222, and a net loss of $50,185 for the year. These conditions may cast significant doubt on the Company’s ability to continue as a going concern as of that date.

However, based on the Company´s recent operating performance and cash flow generation, management is comfortable with the Company´s ability to continue operating as a going concern as a result of management expectation regarding the realization of the Company´s future cashflows, current strong lithium market conditions, as well as the actions currently being undertaken to successfully execute its business plan, including increasing revenues while managing operating expenses.

During the fourth quarter of 2025 the Company generated operational cashflow of $9.0 million (net of $16.2 million of interest paid).

On October 6, 2025, as part of the implementation of the management’s business plan, the Company announced a restructuring of its mining operations to increase capacity and improve efficiency by bringing mining operations in-house instead of using a mining contractor and using larger equipment, such as trucks and excavators. With the upgrade, management anticipates being able to markedly improve the Company’s operating margins. During the time the mine was demobilized, the Company’s Greentech Industrial Plant continued to operate, reprocessing tailings.

In December 2025, the Company signed an offtake agreement for 70,500 tonnes of high grade lithium oxide concentrate to be supplied during 2026. This agreement provides a working capital revolver of $96 million to be disbursed in fixed monthly installments of $8.0 million. During March 2026, the Company recognized net revenues of $5.8 million in connection with the first delivery of high grade lithium oxide concentrate under this agreement.

Additionally, during the first quarter of 2026 the Company signed agreements to sell 650,000 tonnes of high purity lithium fines which will result in cash generation of approximately $44.6 million, which $37.6 million was already invoiced.

The agreements were as follows:

▪	On January 23rd 2026, the Company sold an additional 100,000 tonnes of high purity lithium fines for $140/t, generating net revenue of $12.9 million.
▪	On February 12th 2026, the Company sold 150,000 tonnes of high purity lithium fines stored at the plant for $140/t, generating net revenue of $6.7 million.
▪	On March 20th 2026, the Company concluded its first ex-works sale of 400,000 tonnes of high purity lithium fines stored at the plant for $50/t, generating a net revenue of $18.0 million.

| 13

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

In March 2026, Sigma Lithium signed a three-year long-term offtake agreement for 40,000 tonnes per year of high-grade lithium oxide concentrate to be supplied over a three-year period, totaling 120,000 tonnes, which includes an advance payment of $50 million payable by the end of June 2026.

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common shares issued and outstanding	111,402,979
RSUs	985,985
Stock options	128,125
Fully diluted number of common shares	112,517,089

RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related Party	Nature of relationship
A10 Group

Comprises entities that paid certain expenses on behalf of Sigma Lithium and were subsequently reimbursed during the period ended December 31, 2025:

(a) A10 Investimentos Ltda: asset management firm indirectly controlled by Marcelo Paiva, a director of Sigma Lithium, who is the investment manager of the A10 Investimentos Fundo de Investimento Financeiro em Ações (“A10 Fund”), which is the major shareholder of the Company; and

(b) A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”): administrative services firm controlled by Marcelo Paiva, a director of Sigma Lithium. The CEO, Ana Cristina Cabral has a minority interest.

Other A10 Group Companies

Comprise entities that did not have any transactions with Sigma Lithium during the period ended December 31, 2025:

(a) A10 Partners Participações Ltda.;

(b) A10 Finanças e Capital Ltda.; and

(c) A10 Invest Ltda.

Miazga	Miazga Participações S.A is a land administration company in which Ana Cristina Cabral, the CEO of the Company has an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which Ana Cristina Cabral, the CEO of the Company has an indirect economic interest.
Tatooine	Tatooine Investimentos S.A. is a land administration company in which an officer of Miazga and of Sigma Brazil, Marina Bernardini, has an indirect economic interest and is an officer.
Instituto Lítio Verde (“ILV”)	Instituto Lítio Verde is a non-profit entity whose directors are Lígia Pinto, Sigma Lithium’s VP of Institutional and Governmental Relations and Communication, and Marina Bernardini, an officer of Miazga and Sigma Brazil.
Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

Transactions with related parties

Reimbursement of company expenses paid by A10 Group: Certain expenses attributable solely to Sigma Lithium were paid by the A10 Group on Sigma Lithium’s behalf and later reimbursed by the Company to A10 Group at cost, with no profit element. Such expenses were limited to: (i) the cost of four administrative personnel 100% allocated to Sigma Lithium; and (ii) health insurance expenses of individuals formerly employed by A10 Group and now employed exclusively by Sigma Lithium, which continue to be paid by A10 Group. For the avoidance of doubt, these amounts represent a pass-through reimbursement of Sigma Lithium's own expenses and do not constitute revenue, income, or any form of compensation to A10 Group. Marcelo Paiva does not receive any compensation or benefits as part of such Expense Reimbursements.

| 14

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to the industrial plant.

Royalties: Pursuant to Brazilian legislation, royalties are payable to landowners whose properties are subject to mineral exploration activities. The valuation of the amount must be equivalent to 50% of the value paid as Financial Compensation for the Exploration of Mineral Resources (CFEM). As of December 31, 2025, the Company recognized an amount of $1,325 ($671 as of December 31, 2024) to be paid to Miazga.

Accounts receivable (Tatooine): On April 20, 2023, Sigma Brazil entered into a facility agreement with Tatooine, to fund Tatooine’s purchase of multiple properties located in areas of interest of the Company. The facility agreement provides for the loan of an amount up to $12,000. On November 14, 2024, the Company entered into a contractual amendment with an increase in the loan limit to $15,000, bearing 15% p.a. interest rate. The facility agreement is to be made available upon utilization requests made by Tatooine to Sigma Brazil, specifying the amount to be utilized by Tatooine for the acquisition of each property and its corresponding expected costs and expenses. The loan granted by Sigma Brazil to Tatooine under the Facility Agreement totaled $18,542 as of December 31, 2025 ($12,953 as of December 31, 2024), of which $13,834 ($12,795 as of December 2024) represents loan disbursements and $5,304 ($2,566 as of December 2024) corresponds to capitalized interest. During the year ended December 31, 2025, Tatooine requested $1,080 to acquire properties located over the Company’s mining rights.

Intercompany loan agreement (Tatooine): During the year of 2025 Sigma entered into intercompany loan with Tatooine, bearing 12% a.a. interest rate, which is expected to be settled in 2Q26. As of December 31, 2025, the balance corresponding to $5,653 (Nil as of December 2024).

Instituto Lítio Verde (“ILV”): Sigma Brazil and ILV are parties in the development of a major lithium mining project with a high degree of positive impact in the communities surrounding the Company’s operations at the Vale do Jequitinhonha. ILV’s purpose is to promote the well-being and the development of those communities.

Description	Dec 25		Twelve Months Ended, Dec 25	Dec 24		Twelve Months Ended, Dec 24
	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income
A10 Group
Expense Reimbursement	-	-	(444)	-	-	(251)
Miazga
Lease agreements	-	606	(250)	-	5	(10)
Royalties		1,325	(823)	-	671	-
Arqueana
Lease agreements	-	1,381	(301)	-	123	(16)
Tatooine
Suppliers	-	155	-	-	-	-
Loan to related party - Asset	18,542	-	2,738	12,953	-	2,092
Loan to related party - Liability	-	5,653	(11)
Instituto Lítio Verde
Accounts payable	-	1,453	(963)	-	563	(969)
Total	18,542	10,573	(54)	12,953	1,362	846

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

| 15

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Key management personnel

	Three months ended
	Dec 25	Dec 24(1)
Stock-based compensation, included in operating expenses	1,386	2,187
Salaries, benefits and director's fees, included in general and administrative expenses	821	1,045
Total	2,207	3,232

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Key management includes the directors of the Company, the executive management team and senior management at Sigma Lithium.

FINANCIAL RISK FACTORS

The Company is exposed to a variety of financial risks such as credit risk, liquidity risk and market risk, including interest rate risk, foreign currency risk and price risk.

The fair values of cash and cash equivalents, accounts payable, export prepayment trade finance and credits from related parties approximate their carrying amounts due to the short-term maturity of these financial instruments.

Credit Risk

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters.

The Company manages its credit risk by receiving in advance a substantial portion of its sales or by being guaranteed by letters of credit.

Credit granted to financial institutions is used to accept guarantees and invest cash surpluses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due.

The Company’s management of cash is focused on funding ongoing capital needs for operating the Greentech Plant, developing the Company’s growth opportunities (including Phase 2) and for general corporate expenditures, Management intends to use cash generated by its operating activities to meet its obligations.

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its general and administrative expenses.

The following table shows the contractual maturities of financial liabilities, including interest:

Contractual obligations	Up to 1 year	1-3 years	4-5 years	More than 5 years	Total
(in $000s)
Suppliers (1)	49,524	-	-	-	49,524
Loans and export prepayment	140,527	8,761	6,667	389	156,344
Lease liabilities	1,288	877	781	734	3,680

(1) Suppliers of $49,524 includes $25,678 in amounts being disputed by the Company regarding services that were either not provided at all or not provided in accordance with contractual terms. These liabilities were initially assessed as possible and with an expected cash outflow beyond 12 months but were recorded under suppliers to ensure compliance with the IFRS Accounting Standards. They are subject to reassessment by legal counsel and could potentially be either excluded or classified as long term contingent liabilities.

| 16

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Market Risk

Provisional pricing adjustments – The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for provisionally priced products is based on market prices at the closing of each contract. The difference in the value between the provisional invoice price and the final invoice price is included in sales revenue.

As of December 31, 2025, the Company did not have outstanding receivables with exposure to market price fluctuations.

Interest Rate Risk

This risk can arise from short and long-term financial investments, financing and export prepayment, which may be linked to fixed and floating interest rates, such as rates based on the CDI, SELIC and SOFR, exposing these financial liabilities to interest rate fluctuations, as shown in the sensitivity analysis framework below.

The Company considered the scenario most probable and scenarios 1 and 2 of changes in interest rates volatility.

The interest rates used in the sensitivity analysis in their respective scenarios are shown below together with the effects on the profit and loss balances for the year ended December 31, 2025:

		Notional	Probable scenario (1)	Scenario [1]	Scenario [2]
Liabilities
Rate		15.00% p.a.	12.25% p.a.	13.48% p.a.	14.70% p.a.
BDMG	Selic (+10% and +20%)	16,611	457	7	0.1

Rate		4.12% p.a.	4.12% p.a.	4.22% p.a.	4.33% p.a.
Export prepayment agreement	SOFR (+2.5% and +5.0%)	100,000	(121)	(228)	(335)

(1) Sensitivity analysis of the scenario probable was measured using as reference the rates on October 20, 2025.

During 2025, the Company entered into a swap operation with the objective of exchanging the interest exposure of an advance on foreign exchange contract calculated in US$, which is originally calculated on the notional amount in US$, to DI plus an interest rate calculated on the notional amount in R$. This operation was settled on November 21, 2025, in the amount of $2.4 million.

Foreign Currency Risk

The exposure arises from the existence of assets and liabilities generated in US Dollar, since the Company's functional currency is the Brazilian Real. The consolidated exposure as of December 31, 2025 was as follows:

Description	Dec 25
Canadian dollar
Cash and cash equivalents	7
Tax recoverable	784
Suppliers	(6,331)
Other current liabilities	(17)
Total	(5,557)
United States dollar
Cash and cash equivalents	4,840
Trade accounts receivable	1,392
Cash held as collateral	11,253
Suppliers	(131)
Prepayment from customer	(5,062)
Interest on export prepayment agreement	(956)
Export prepayment agreement	(123,800)
Total	(112,464)

| 17

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

We present below the sensitivity analysis for foreign exchange risks. The Company considered a probable scenario (1) and scenarios 1 and 2 as 10%, and 20%, respectively, of deterioration for the volatility of the currency, using as reference the exchange rate on December 31, 2025.

The currencies used in the sensitivity analysis and its scenarios are shown below:

	Dec 25
Currency	Exchange rate	Probable scenario (1)	Scenario 1 (+/-10%)	Scenario 2 (+/-20%)
CAD (+)	4.0219	3.7686	4.1455	4.5223
CAD (-)	4.0219	3.7686	3.3917	3.0149
USD (+)	5.5024	5.1682	5.6850	6.2018
USD (-)	5.5024	5.1682	4.6514	4.1346

The effects on profit and loss, considering the probable scenario and scenarios 1 and 2 are shown below:

	Dec 25
	Notional	Probable scenario (1)	Scenario [1]	Scenario [2]
Canadian dollar-denominated(+)	(5,557)	374	(166)	(615)
Canadian dollar-denominated(-)	(5,557)	374	1,032	1,856
U.S. dollar-denominated(+)	(112,464)	7,272	(3,613)	(12,684)
U.S. dollar-denominated(-)	(112,464)	7,272	20,576	37,207

(1) Sensitivity analysis of the probable scenario was measured using as reference the exchange rate, published by the Central Bank of Brazil on February 24, 2026.

Changes in Directors and Management

Except for the changes to the Board noted in the Corporate Governance Updates section, there were no other changes in directors or management during the three-month period ended December 31, 2025.

Litigation Updates

On March 18, 2024, the Company received an Initiation Letter of Arbitration by LG Group subsidiary, LG Energy Solution, Ltd. (“LG-ES”) from the International Centre for Dispute Resolution of the American Arbitration Association. LG-ES is alleging that Sigma Lithium is in breach of certain provisions in connection with the term-sheet dated October 5, 2021, relating to offtake arrangements for the purchase of lithium oxide concentrate from the Company. The Term-Sheet was subject to, amongst other things, completion of the negotiation of definitive written agreements between the parties. The Company believes the claims are without merit. The legal counsel of the Company has formally attributed the probability of LG prevailing in this arbitration as possible. The amount involved is currently undetermined.

On October 31, 2025, Fagundes Construção e Mineração S.A., a former mining contractor, initiated an arbitration against Sigma Mineração S.A. The discussion is related to the performance of the parties under the services agreement. The Company believes the claims are without merit. The Company is preparing its defense and counterclaim with the support of its legal counsel. The probability of loss is possible.

As of December 31, 2025, the Company is involved in civil and labor lawsuits totaling $21,769 for which the likelihood of loss has been assessed as possible by our external legal advisors, and $3,570 for cases assessed as probable losses, for which accounting provisions have been recognized.

DISCLOSURE, CONTROLS & PROCEDURES

The CEO and CFO of the Company are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) for the Company as defined under National Instrument 52-109 (NI 52-109) issued by the Canadian Securities Administrators and in Rule 13a-15d - 15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The DC&P is to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The CEO and CFO of the Company concluded that, as a result of the material weaknesses in internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2025.

| 18

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Considering the material weaknesses described below, management performed an additional analysis and other procedures to ensure that our consolidated financial statements were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Accordingly, management believes that the consolidated financial statements included in this Annual Report on Form 40-F fairly present, in all material respects, our financial position, results of operations, and cash flows as of and for the periods presented, in accordance with IFRS Accounting Standards.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in NI 52-109 and Rule 13a-, 15d - 15(f) of the Exchange Act. Under the supervision and with the participation of Management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, Management concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management has identified the following material weaknesses:

▪	An ineffective control environment resulting from an insufficient number of trained personnel with the appropriate skills and knowledge, including an appropriate assigned level of authority, responsibility and accountability related to the design, implementation and operating effectiveness of financial reporting, as well as insufficient board oversight over the development and performance of internal controls~~;~~
▪	An ineffective risk assessment process for identifying all relevant risks of material misstatement and for evaluating changes that could impact internal control over financial reporting, as well as the implications of such risks on the achievement of objectives, including those related to financial reporting;
▪	An ineffective internal and external information and communication process to ensure the relevance, timeliness and quality of information used in control activities, including the communication of the Company’s whistleblower policy and the preparation and selection of appropriate methods for communicating external information;
▪	An ineffective monitoring process to ensure controls are periodically evaluated, results of testing are communicated to senior management and the board of directors and the control deficiencies are tracked for remediation on a timely basis; and
▪	Ineffective control activities due to the (i) failure to deploy general control activities over information technology (ii) failure to document policies and procedures and (iii) failure to document control activities to mitigate risks.

The control deficiencies resulted in immaterial misstatements to the consolidated financial statements. Furthermore, the control deficiencies described above created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis. Therefore we concluded that the deficiencies represent material weaknesses in the Company’s internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2025.

| 19

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

The Company engaged Grant Thornton Auditores Independentes Ltda. (“Grant Thornton”) to perform an “integrated audit” which encompassed an opinion on the Company’s annual consolidated financial statements as of and for the year ended December 31, 2025, as well as an opinion on the effectiveness of the Company’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2025. Grant Thornton, the Company’s independent registered public accounting firm, audited the Company's consolidated financial statements and issued an adverse opinion on the effectiveness of ICFR. Grant Thornton‘s attestation report on the Company’s ICFR was incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended December 31, 2025.

MANAGEMENT’S REMEDIATION PLAN

The Company continues its efforts to address the material weaknesses mentioned above. These remediation efforts are ongoing, and the Company intends to sustain its initiatives aimed at enhancing the internal control environment, a task that will demand significant efforts throughout 2026.

The Company is conducting a comprehensive review of our internal control procedures and has been actively pursuing steps to address and remediate the identified material weaknesses. The Company:

(i)	will seek external consultants to assist Management in assessing its internal control over financial reporting, mapping all existing control deficiencies, defining remediation plans and formed a team responsible for redesigning processes and developing process automation, including those related to accounting and reporting;
(ii)	strengthened the accounting and reporting team by hiring more experienced people, which resulted in the replacement of key personnel as well as reducing reliance on third parties engaged in the accounting, tax and reporting activities;
(iii)	implemented new procedures to enhance accuracy in the interim and annual filings. This includes developing a detailed financial statement closing schedule to oversee preparation, completion, and quality control. Additionally, we introduced the Disclosure and Content Guide, a comprehensive checklist ensuring compliance with all financial reporting requirements. Although it is not documented as a control, senior management now conducts additional layers of review to ensure the accuracy of the filings; and
(iv)	took steps to improve information technology (IT) controls and infrastructure. These efforts include addressing IT general control (ITGC) activities, establishing relevant policies and procedures, and engaging external SAP developers to implement IT system improvements and address gaps in the IT structure. Additionally, measures that have been implemented in 2024 involved collaborating with SAP developers to map existing gaps, enhance ITGC, and establish policies and procedures for the IT organization structure. This included the development of a Data Security Policy and an Access Control Policy.

Further steps to remediate the material weaknesses described above that the Company is pursuing include the following:

a.	Control environment: We are committed to continuously identifying, training, and retaining personnel with the necessary skills and experience in designing, operating, and documenting internal controls over financial reporting. Additionally, we plan to expand our finance staff to enhance the segregation of duties and responsibilities.
b.	Risk assessment: The Company is redesigning all financial reporting that will enhance risk assessment process, document the process understanding, creating flowcharts, identifying process risk point and controls to address it.
c.	Information and communication: The Company is redesigning its whistleblower channel to make it user friendly and stimulate the usage thereof as a tool for important external and internal communication. We will continue enhancing data reliability and internal controls, harmonizing our IT controls, and addressing current system limitations.

| 20

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

d.	Monitoring activities: The financial and accounting team will work with external specialists to bring in expertise and expedite the remediation of control deficiencies at the process level during 2026 with a focus on the controls matrix for processes underlying all significant accounts and disclosures. The external specialists with expertise in internal controls implementation are assisting with the development and documentation of the following workstreams related to the internal controls over financial reporting needed to be in compliance with SOX (“Sarbanes-Oxley Act”) : (i) prepare and review the risks and controls matrix; (ii) establish a Project Management Office to manage the control deficiencies and remediation; (iii) develop and document structured policies and procedures; (iv) test the design, implementation and operating effectiveness of the internal controls after remediation to support the CEO and CFO certifications; and (v) support training content development and conducting training sessions across the Company.
e.	Control activities: We will continue to refine our control activities to mitigate risks and ensure the achievement of objectives, designing and implementing controls activities and IT general controls over all the processes in order to address the process risk point.

We are confident that our remediation plan will adequately address the identified material weaknesses and bolster our internal control over financial reporting. Management will continue to review and make necessary changes to the overall design and operation of the Company’s internal control environment, as well as the policies and procedures to improve the overall effectiveness of internal control over financial reporting. The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management concludes, through testing, that these controls are operating effectively. The Company has taken steps toward remediation during the 2025 fiscal year and is working towards having its internal controls environment free of material weaknesses by the end of fiscal year 2026.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND REMEDIATION

As described above under Remediation Efforts to Address the “Material Weaknesses”, we are taking actions to remediate the material weaknesses in our internal control over financial reporting. Some changes were implemented in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

In preparing these consolidated financial statements, management has made judgments and estimates about the future that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgments

Judgments have been made in applying accounting policies that have significant effects on the amounts recognized in the financial statements when preparing these financial statements. The judgment considered in these financial statements is the classification as a current liability of the long-term export prepayment agreement repayable by December 2026 since the amortization of principal is dependent upon the sum of net cash from operating and investing activities.

Estimates

Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Company’s risk management and commitments where appropriate. Revisions to estimates are recognized prospectively.

The areas that require management to make significant judgments, estimates and assumptions in determining carrying amounts are as follows:

Provisional pricing adjustments: The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for provisionally priced products is based on market prices at the closing of each contract. The difference in the value between the provisional invoice price and the final invoice price is included in sales revenue.

| 21

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Mineral reserves and mineral resources: Proven and probable mineral reserves of the Company are those measured and indicated mineral resources demonstrated by at least a preliminary feasibility study and commercial viability. The Company estimates its proven and probable mineral reserves and measured, indicated, and inferred mineral resources based on the work done and compiled by qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the mineral ore body. Changes in the proven and probable mineral reserves or measured, indicated and inferred mineral resources estimates may impact on the carrying amount of the property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depreciation and depletion.

Impairment of non-financial assets: Significant judgments, estimates and assumptions are required to determine whether an impairment trigger event has occurred and to prepare the Company’s cash flows. Management uses the budgets approved as a starting point, and key assumptions are included, but not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects; (iii) sale prices consistent with projections available in reports published by industry, considering the market price when appropriate; (iv) the useful life of the Company’s cash-generating unit; and (v) discount rates that reflect specific risks relating to the relevant assets in the cash-generating unit. These assumptions are susceptible to risks and uncertainties and may change the Company’s projection and, therefore, may affect the recoverable value of assets.

Recoverability of deferred tax assets: Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences. These differences result in deferred tax assets that are included in the Company’s consolidated statements of financial position. An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. Judgement is required to continually assess changes in tax interpretations, regulations and legislation, and make estimates about future taxable profits, to ensure deferred tax assets are recoverable.

Asset retirement obligations: The Company assesses its provision for asset retirement obligations on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for restoration, rehabilitation, and environmental remediation obligations requires management to make estimates of the future costs the Company will incur to complete the restoration, rehabilitation, and environmental remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of restoration, rehabilitation, and environmental remediation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for restoration, rehabilitation, and environmental remediation. The provision represents management’s best estimate of the present value of the future restoration, rehabilitation, and environmental remediation obligation. The actual future expenditures may differ from the amounts currently provided.

NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

Effective as from January 1, 2025

▪	Lack of Exchangeability Amendments to IAS 21

The amendments establish that when one currency is not exchangeable for another on the measurement date, the spot exchange rate must be estimated. In addition, they provide guidance on how to assess interchangeability between currencies and how to determine the spot exchange rate when interchangeability is absent. When the spot exchange rate is estimated because a currency is not exchangeable for another currency, information must be disclosed to allow the understanding of how the currency not exchangeable for another currency affects, or is expected to affect, the statements of income, the statement of financial position and the statements of cash flows.

| 22

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

The Company assessed this standard and concluded that it did not have a material impact on the financial statements.

Standards issued but not yet effective in 2025

▪	Presentation and Disclosure in Financial Statements – IFRS 18

The International Accounting Standards Board (IASB) has issued new requirements for the presentation and disclosure of information in general purpose financial statements to ensure they provide relevant and faithful representations of an entity's assets, liabilities, equity, income, and expenses. The objective is to offer financial information that helps users assess the prospects for future net cash inflows and evaluate management’s stewardship of the entity’s economic resources.

These financial statements comply with IFRS Accounting Standards, adhering to both general and specific requirements for presenting information in the statement of financial performance, the statement of financial position, and the statement of changes in equity. The requirements include aggregation and disaggregation of information to ensure clarity, a comprehensive statement of profit or loss, and the presentation of totals and subtotals for key financial metrics. This standard, issued in April 2024, is effective for annual periods beginning on or after January 1, 2027, and the Company is assessing the impacts arising from this standard on the presentation and disclosures in the financial statements

▪	IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures

The amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures aim to enhance the clarity of classification, measurement, and disclosure of financial instruments. The updates consist of:

-	Classification of Financial Instruments: The new guidelines focus on the contractual characteristics of financial instruments, particularly those related to Environmental, Social, and Governance (ESG) factors, which influence their measurement, either at amortized cost or fair value.
-	Provision for Expected Losses: IFRS 9 now adopts a model based on expected losses, replacing the previous model that depended on losses incurred. This shift reflects a more proactive approach to risk management.
-	Electronic Settlement of Liabilities: The amendments clarify the recognition of financial assets and liabilities when settled through electronic payment systems. A new accounting policy will also allow for early recognition of financial liabilities under specific conditions.
-	Disclosure Transparency: More detailed disclosures will be required, particularly for financial instruments with contingent features related to sustainability goals. This aims to increase transparency and allow investors to better understand Company’s investments.

These amendments will be effective from January 1, 2026, and the Company is assessing the impacts arising from this standard on the presentation and disclosures in the financial statement~~.~~

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

| 23

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

CAPITAL MANAGEMENT

The Company’s objective in managing its capital is to ensure that the Company is able to safeguard its ability to continue as a going concern, continue its operations, and has sufficient capital to be able to meet its strategic objectives, including the continued exploration and development of its existing mineral projects and the identification of additional projects. The Company’s primary source of capital is derived from equity issuances. As of December 31, 2025, capital consisted of equity attributable to common shareholders of $56,630 ($92,340 as of December 31, 2024). The Company has no externally imposed capital requirements and manages its capital structure in accordance with its strategic objectives and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares in the form of private placements and/or secondary public offerings. There has been no change in the Company’s approach to capital management since the year ended December 31, 2025.

QUALIFIED PERSON

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil” issued March 31, 2025, which was prepared for Sigma Lithium by Marc-Antoine Laporte, P.Geo, SGS Canada Inc., William van Breugel, P.Eng, SGS Canada Inc., Johnny Canosa, P.Eng, SGS Canada Inc., and Joseph Keane, P. Eng., SGS North America Inc. (the “Technical Report”). The Technical Report is filed on SEDAR+ and is also available on the Company’s website.

The independent qualified person (QP) for the Technical Report’s mineral resource estimates is Marc-Antoine Laporte P.Geo., M.Sc., of SGS Group in Quebec, Canada. Mr. Laporte is a Qualified Person as defined by Canadian National Instrument 43-101.

The qualified person (QP) for the technical information contained herein is Mr. Alexandre Rodrigues Cabral, P. Eng., member of the Ordre des Ingenieurs du Quebec (OIQ, membership number 105796), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Cabral is not considered an independent QP under NI 43-101 as he is a Sigma Lithium Director and Chair of the Company’s Technical Committee.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain information and statements in this MD&A may constitute “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of U.S. securities legislation (collectively, “Forward-Looking Information”), which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such Forward-Looking Information. All statements, other than statements of historical fact, may be Forward-Looking Information, including, but not limited to, mineral resource or mineral reserve estimates (which reflect a prediction of the mineralization that would be realized by development). When used in this MD&A, such statements generally use words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this MD&A. Forward-Looking Information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and does not necessarily provide accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the Forward-Looking Information, which is based upon what management believes are reasonable assumptions, and there can be no assurance that actual results will be consistent with the Forward-Looking Information.

In particular (but without limitation), this MD&A contains Forward Looking Information with respect to the following matters: statements regarding anticipated decision making with respect to the Company; capital expenditure programs; estimates of mineral resources and mineral reserves; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resource and mineral reserve estimates, including whether mineral resources will ever be developed into mineral reserves; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; potential positive or negative implications of change in government; the Company’s ability to raise capital and obtain project financing; expected expenditures to be made by the Company on its properties; successful operations and the timing, cost, quantity, capacity and quality of production; capital costs, operating costs and sustaining capital requirements, including the cost of construction of the processing plant; and competitive conditions and the ongoing uncertainties and effects in respect of the military and global conflicts.

| 24

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Forward-Looking Information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-Looking Information is based upon a number of expectations and assumptions and is subject to several risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those disclosed in or implied by such Forward-Looking Information. With respect to the Forward-Looking Information, the Company has made assumptions regarding, among other things:

▪	General economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, the military conflict in Middle East, and other military and global conflicts, and the multinational economic sanctions in relation to such conflicts);
▪	Stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
▪	Stability and inflation of the Brazilian Real, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
▪	Demand for lithium, including that such demand is supported by growth in the EV market;
▪	Estimates of, and changes to, the market prices for lithium;
▪	The impact of increasing competition in the lithium business and the Company’s competitive position in the industry;
▪	The Company’s market position and financial and operating performance;
▪	The Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves;
▪	Anticipated timing and results of exploration, development and construction activities;
▪	Reliability of technical data;
▪	The Company’s ability to maintain full capacity commercial production, including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues;
▪	The Company’s ability to obtain financing on satisfactory terms to develop its projects, if required;
▪	The Company’s ability to obtain and maintain mining, exploration, environmental and other permits, authorizations and approvals;
▪	The timing and outcome of regulatory and permitting matters;
▪	The exploration, development, construction and operational costs;
▪	The accuracy of budget, construction and operations estimates for the Company;
▪	Successful negotiation of definitive commercial agreements; and
▪	The Company’s ability to operate in a safe and effective manner.

Although management believes that the assumptions and expectations reflected in such Forward-Looking Information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Since Forward-Looking Information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

| 25

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

In addition, Forward Looking Information with respect to the potential outlook and future financial results contained in this MD&A is based on assumptions noted above and about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information available as at the date of such information. Readers are cautioned that any such information should not be used for purposes other than for which it is disclosed.

The Company’s actual results could differ materially from those anticipated in any Forward-Looking Information as a result of various known and unknown risk factors, including (but not limited to) the risk factors referred to under the heading “Financial Risk Factors” in this MD&A. Such risks relate to, but are not limited to, the following:

▪	There can be no assurance that market prices for lithium will remain at current levels or that such prices will improve;
▪	The market for EVs and other large format batteries remains an emerging technology in several markets. No assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to expand lithium operations;
▪	Changes in technology or other developments could result in preferences for substitute products;
▪	The imbalance in the lithium market due to an excess of supply from new or existing competitors could adversely affect prices;
▪	The Company’s financial condition, operations and results of operations are subject to political, economic, social, regulatory and geographic risks of doing business in Brazil;
▪	Inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and, as a result, on the Company’s financial condition and results of operations;
▪	Violations of anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations could materially adversely affect the Company’s business, reputation, results of operations and financial condition;
▪	Corruption and fraud in Brazil relating to ownership of real estate could materially adversely affect the Company’s business, reputation, results of operations and financial condition;
▪	The Company is subject to regulatory frameworks applicable to the Brazilian mining industry which could be subject to further change, as well as government approval and permitting requirements, which may result in limitations on the Company’s business and activities;
▪	The Company’s operations are subject to numerous environmental laws and regulations and expose the Company to environmental compliance risks, which may result in significant costs and have the potential to reduce the profitability of operations;
▪	Physical climate change events and the trend toward more stringent regulations aimed at reducing the effects of climate change could have an adverse effect on the Company’s business and operations;
▪	The Company’s future production estimates are based on existing mine plans and other assumptions which change from time to time. No assurance can be given that such estimates will be achieved;
▪	The Company’s capital and operating cost estimates may vary from actual costs and revenues for reasons outside of the Company’s control;
▪	Insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. Losses from uninsured and underinsured losses have the potential to materially affect the Company’s financial position and prospects;

| 26

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	The Company is subject to risks associated with securing title, property interests and exploration and exploitation rights;
▪	The Company is subject to strong competition in Brazil and in the global mining industry;
▪	The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to securities, labor, environmental and health and safety matters, which could result in consequences material to its business and operations;
▪	The Company’s mineral resource and mineral reserve estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources, or mineral reserves will ever qualify as a commercially mineable (or viable) deposit;
▪	The Company’s operations and the development of its projects may be adversely affected if it is unable to maintain positive community relations;
▪	The Company is exposed to risks associated with doing business with counterparties, which may impact the Company’s operations and financial condition;
▪	The Company may not be able to secure the supply of key raw material;
▪	The Company may not be able to meet the quality requirements of its customers;
▪	Any limitation on the transfer of cash or other assets between the Company and the Company’s subsidiaries, or among such entities, could restrict the Company’s ability to fund its operations efficiently or the ability of its subsidiaries to distribute cash otherwise available for distributions;
▪	The Company is subject to risks associated with its reliance on consultants and others for mineral exploration and exploitation expertise;
▪	The Company's operations are subject to the high degree of risk normally incidental to the exploration for, and the development and operation of, mineral properties;
▪	From time to time, the Company may become involved in litigation, which may have a material adverse effect on its business, financial condition and prospects;
▪	The current military conflict in Ukraine and the Middle East and the economic or other sanctions imposed in response to such military conflicts and other global conflicts may impact global markets in such a manner as to have a material adverse effect on the Company’s business, operations, financial condition and stock price;
▪	Operating cash flow may be insufficient for future needs;
▪	The Company may not be able to obtain sufficient financing in the future on acceptable terms, which could have a material adverse effect on the Company’s business, results of operations and financial condition. In order to obtain additional financing, the Company may conduct additional (and possibly dilutive) equity offerings or debt issuances in the future;
▪	Actions taken by foreign governments regarding critical minerals may affect the Company’s business;
▪	The Company’s operations may be adversely affected if its licenses and permits are challenged, revoked, amended, not issued or not renewed;
▪	The Company may be subject to sudden tax changes, which can have a material adverse effect on profitability;
▪	The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants;
▪	The Company has not declared or paid dividends in the past and may not declare or pay dividends in the future;

| 27

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	The Company has increased costs as a result of being a public company both in Canada listed on the TSXV and in the United States listed on the Nasdaq, and its management is required to devote further substantial time to United States public company compliance efforts;
▪	If the Company does not implement and maintain adequate and appropriate internal controls over financial reporting as outlined in accordance with NI 52-109 or the Rules and Regulations of the SEC. Accordingly, inappropriately designed or ineffective controls could result in inaccurate financial reporting;
▪	As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders;
▪	Failure to retain key officers, consultants and employees or to attract and retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success;
▪	The Company’s business depends on strong labor and employment relations;
▪	The Company is subject to currency fluctuation risks;
▪	The Company is subject to interest rates fluctuation;
▪	The Company may face challenges in accessing global capital markets;
▪	Failure in the infrastructure that the Company relies upon could have an adverse effect on its operations;
▪	Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest;
▪	The market price for the Company’s shares may be volatile and subject to wide fluctuations in response to numerous factors beyond its control, and the Company may be subject to securities litigation as a result;
▪	If securities analysts, industry analysts or activist short sellers publish research or other reports about the Company’s business, prospects or value, which questions or downgrades the value of the Company, the price of the Common Shares could decline;
▪	The Company will have broad discretion over the use of the net proceeds from offerings of its securities;
▪	There is no guarantee that the Common Shares will earn any positive return in the short term or long term;
▪	The Company has a major shareholder which owns 42.77% of the outstanding Common Shares and, as such, for as long as such shareholder directly or indirectly maintains a significant interest in the Company, it may be in a position to affect the Company’s governance, operations and the market price of the Common Shares;
▪	As the Company is a Canadian corporation but many of its directors and officers are not citizens or residents of Canada or the U.S., it may be difficult or impossible for an investor to enforce judgements against the Company and its directors and officers outside of Canada and the U.S. which may have been obtained in Canadian or U.S. courts or initiate court action outside Canada or the U.S. against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise. Similarly, it may be difficult for U.S. shareholders to effect service on the Company to realize on judgements obtained in the United States;
▪	The Company is governed by the Ontario Business Corporations Act and by the securities laws of the province of Ontario, which in some cases have a different effect on shareholders than U.S. corporate laws and U.S. securities laws;
▪	The Company is subject to risks associated with its information technology systems and cyber-security; and
▪	The Company may be a Passive Foreign Investment Company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

| 28

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Readers are cautioned that the foregoing lists of assumptions and risks are not exhaustive. The Forward-Looking Information contained in this MD&A is expressly qualified by these cautionary statements. All Forward-Looking Information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any Forward-Looking Information, whether as a result of new information, future events, or otherwise, except as required by applicable securities law. Additional information about these assumptions, risks, and uncertainties is contained in the Company’s filings with securities regulators, including this MD&A and the Annual Information Form, which are available on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING MINERAL RESERVE & MINERAL RESOURCE ESTIMATE

Technical disclosure regarding the Company’s properties included in this document has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and estimates are made in accordance with NI 43-101. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

| 29